Exhibit 99.1

Transition Therapeutics Diabetes Drug Candidate, TT-401, Commences Phase 2 Clinical Study

TORONTO, May 15, 2014 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) today announced the dosing of the first patient in a Phase 2 clinical study of TT-401 (LY2944876), a drug candidate for the treatment of type 2 diabetes.   The study is expected to enroll up to 375 type 2 diabetes subjects and will be performed by Transition's development partner, Eli Lilly and Company ("Lilly").   The objectives of the study will be to evaluate the safety and effectiveness of TT-401 compared to once-weekly exenatide extended release and placebo.

The randomized, double-blind, placebo-controlled study will include six study arms, four doses of TT-401, a placebo arm and a once-weekly exenatide arm. The study will include a 12-week blinded treatment period, where neither the participant nor the investigator will know which treatment each individual is assigned. Thereafter follows a 12-week period (weeks 13-24) where participants and the investigator will know which treatment they are assigned to. Participants on TT-401 and on once-weekly exenatide will continue treatment through weeks 13-24, and those who received placebo will be followed without treatment.

The main efficacy outcome measures will be the change in HbA1c (a measure of blood-glucose levels) at week 12 and 24 and change in body weight over the course of the study. Additional information on the study and participation can be found at clinicaltrials.gov under study# NCT02119819.

About TT-401 (LY2944876)

TT-401 is being developed to treat type 2 diabetes. The TT-401 (LY2944876) drug candidate is an oxyntomodulin analog that has dual agonist activity of the GLP-1 (Glucagon-Like Peptide-1) and glucagon receptors.  In March 2010, Transition licensed a series of pre-clinical compounds from Lilly, including TT-401. In June 2013, Lilly exercised its option to assume all development and commercialization rights of TT-401.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition's lead metabolic drug candidate is TT-401 for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information:

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc.
Phone: 416-260-7770, x.223
tcruz@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 06:01e 15-MAY-14